Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

October 28, 2016

Q: I have a question about what the company plans to do with the U.S. Spectra Energy stock that employees have in their Employee Savings Plans. Will the U.S. Spectra Energy stocks in our ESP be transferred to U.S. Enbridge stock or Canadian Enbridge stock?

A: All of the common shares of Enbridge Inc. (“ENB”) issued in connection with the merger will be identical and can be traded over the Toronto Stock Exchange, the New York Stock Exchange or any other trading platform for ENB common shares.

Q: Once the merger is approved, how soon after that will Spectra stocks be swapped for Enbridge shares? When this swap happens, is it a straight 0.984 times the number of Spectra shares equals Enbridge shares, without any currency difference factored in? During the stock exchange, do the shares get sold first and then the combined shares are bought?

A: The merger agreement provides that in exchange for each share of Spectra Energy Corp (“SE”) common stock an SE stockholder will receive 0.984 Enbridge Inc. (“ENB”) common shares once the proposed transaction closes. That exchange ratio is fixed and will not change regardless of either the price of either ENB common shares or SE common stock, or the US$ to C$ currency exchange rate, at the time of the closing.

Q: I am enrolled in the Spectra Employee Savings Plans (ESP), and have stocks in the company. I have read that each Spectra Energy stock will be valued at 98.4 percent of an Enbridge share. Will this transaction be invisible, or will all my stocks need to be sold and then rebought and therefore result in capital gains/losses?

A: Shares of Spectra Energy Corp (“SE”) common stock do not need to be sold and then re-bought as part of the proposed transaction. After the merger closes, shares of SE common stock will be de-listed on the New York Stock Exchange and exchanged for Enbridge Inc. (“ENB”) common shares using an exchange ratio of 0.984, which ENB common shares will be listed on both the Toronto Stock Exchange and the New York Stock Exchange. It is intended that U.S holders of shares of SE common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of SE common stock for ENB common shares pursuant to the proposed merger, except with respect to any cash received in lieu of fractional ENB common shares. It is also intended that Canadian resident holders of SE common stock who elect to exchange their SE common stock for ENB common shares immediately prior to the closing of the merger pursuant to the Canadian exchange offer process provided for in the merger agreement will not recognize a gain or loss for Canadian federal income tax purposes as a result of such exchange offer process. Please refer to SE’s definitive proxy statement, once available to SE stockholders, regarding the tax consequences of the proposed transaction.

SE stockholders should consult their own tax advisors regarding the particular tax consequences to them of the merger and the Canadian exchange offer.

Q: Will the new stock plan contributions be bought on the TSX, and potentially allow direct contributions to a tax free saving account (“TFSA”)?

A: The Enbridge Inc. (“ENB”) common shares that will be issued in connection with the proposed merger in exchange Spectra Energy Corp (“SE”) common stock will be listed on both the Toronto Stock

Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). Shares that are traded on the major stock exchanges, including the TSX and NYSE, are considered to be and meet the condition of a “Qualified Investment” for the TFSA, so yes the ENB common shares could be contributed to a TFSA.

Q: If I receive dividends on SE stock now, how will dividends be treated after the merger?

A: The merger agreement provides that in exchange for each share of Spectra Energy Corp (“SE”) common stock an SE stockholder will receive 0.984 Enbridge Inc. (“ENB”) common shares once the proposed transaction closes. The declaration of dividends on ENB shares after the proposed transaction closes will be subject to the discretion of the board of directors of ENB. ENB declares its dividend in Canadian dollars. However, ENB delivers payment to U.S. holders of ENB common shares in U.S. dollars (based on the US$ value of any cash payment for declared dividends to a U.S. holder of ENB common shares converted into US$ using the noon exchange rate quoted by the Bank of Canada on the declared record date). Fluctuations in the C$/US$ currency exchange rate may impact the value of any dividend payments received by U.S. holders of ENB common shares.

Q: Will the exchange of my Spectra Energy stocks for Enbridge stock involve capital gains and therefore taxes the same as selling of any stock?

A: It is intended that U.S holders of Spectra Energy Corp (“SE”) common stock will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of SE common stock for Enbridge Inc. (“ENB”) common shares pursuant to the proposed merger, except with respect to any cash received in lieu of fractional ENB common shares. It is also intended that Canadian resident holders of SE common stock who elect to exchange their SE common stock for ENB common shares immediately prior to the closing of the merger pursuant to the Canadian exchange offer process provided for in the merger agreement will not recognize a gain or loss for Canadian federal income tax purposes as a result of such exchange offer process. Please refer to SE’s definitive proxy statement, once available to SE stockholders, regarding the tax consequences of the proposed transaction.

SE stockholders should consult their own tax advisors regarding the particular tax consequences to them of the merger and the Canadian exchange offer.

FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (“FLI”) to provide Enbridge Inc. (“Enbridge”) and Spectra Energy Corp (“Spectra Energy”) shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this document contains FLI pertaining to, but not limited to, information with respect to the following: the combination transaction jointly announced by Enbridge and Spectra Energy on September 6, 2016 (the “Transaction”); the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; availability and price of labor and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this document is expressly qualified in its entirety by these cautionary statements.

Important Additional Information

In connection with the proposed Transaction, Enbridge has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary proxy statement of Spectra Energy and a preliminary prospectus of Enbridge, as well as other relevant documents concerning the proposed Transaction. The proposed Transaction involving Enbridge and Spectra Energy will be submitted to Spectra Energy’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES FINAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Spectra Energy stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra Energy, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

Participants in the Solicitation

Enbridge, Spectra Energy, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra Energy’s directors and executive officers is available in Spectra Energy’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.